FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the period October 17, 2006

SANPAOLO IMI S.p.A.

(Exact name of registrant as specified in its charter)

Piazza San Carlo 156
10121 Turin, Italy

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form  20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

NEWS RELEASE

The Egyptian Government chooses SANPAOLO IMI

for the privatization of Bank of Alexandria

Egypt’s third biggest bank has a network of 188 branches, a market share of 10% in commercial banking, 1,500,000 clients and  total assets of 5.2 billion euro

Turin, October 17, 2006 – The Egyptian Government has chosen SANPAOLO IMI for the privatization of 80% of Bank of Alexandria, the country’s third largest bank in distribution and total assets.

The competitors in the final phase were  SANPAOLO IMI,  BNP Paribas, EFG Eurobank, Commercial International Bank, a consortium of Arab Bank Group and Arab National Bank of Saudi Arabia and a consortium of Mashreqbank and Dubai Investment Group.

The transaction is subject to the necessary Regulatory authorizations and will be worth USD 12.6 per share, in total USD 1.6 billion.

Bank of Alexandria is a universal bank, with 6,000 employees,  188 branches (6.8% market share and 10% excluding microcredit) and more than 1,500,000 customers.

At June 30, 2006 total assets were 5.2 billion euro, with a market share of 5.5% and net shareholders’ funds of  approximately 400 million euro.

The transaction is part of the Group’s development strategy in strongly growing markets such as Hungary, Romania, Slovenia, Albania and soon in Serbia and the Mediterranean in Tunisia (BIAT) and Morocco with a representative office and an agreement with  BMCE.

SANPAOLO IMI was advised by Mc Kinsey (industrial advisor), Banca IMI (financial advisor) and Trowers & Hamlins (legal advisor).

RELAZIONI ESTERNE	INVESTOR RELATIONS
Filippo Vecchio	Dean Quinn
Tel: +39 011 555 7747	Tel: +39 011 555 2593
e: infomedia@sanpaoloimi.com	e: investor.relations@sanpaoloimi.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANPAOLO IMI S.p.A.

By:	/s/ James Ball
Name: James Ball
Title: Head of International Strategy, London Branch

Date: October 17, 2006